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Linda Bradford

CEO at Virtual Immersive Educational World

Orange County, California Area

Message ···

 **Brigham Young University**

BYU IP& T Program

 **See contact info**

 **500+ connections**

I am a Life-Long advocate of Education. I have taught from the elementary school level all the way up to Higher Ed. My Masters degree is in Art Education and my PhD is in Instructional Psychology and Technology. In 2008, I founded the VIEW- Virtual Immersive Educational World. The VIEW is the mos...

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Experience

 **part-time faculty**
Brigham Young University

CEO
Virtual Immersive Educational World
2008 – Present · 11 yrs
Provo, Utah Area

 **CEO**
The V.I.E.W. (Virtual Immersive Educational World)
2009 – 2013 · 4 yrs

Education

BYU IP& T Program

Skills & Endorsements

Teaching · 25

Endorsed by **Pamela Donnelly, who is highly skilled at this**

Public Speaking · 23

Endorsed by **Tera Prestwich, who is highly**   Endorsed by **3 of Linda's colleagues at Brigham**





















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Leadership · 17

Endorsed by **Tera Prestwich and 1 other who is highly skilled at this**

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